Exhibit 99.1

Franco-Nevada Announces Election of Directors

TORONTO, May 7, 2015 — Franco-Nevada Corporation (TSX: FNV; NYSE: FNV) announced that the nominees listed in the management proxy circular for the 2015 Annual and Special Meeting of Shareholders were elected as directors of the Corporation.  Detailed results of the vote for the election of directors held at the Annual Meeting yesterday in Toronto are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Pierre Lassonde	115,559,120	97.97%	2,396,571	2.03%
David Harquail	116,384,112	98.67%	1,571,579	1.33%
Tom Albanese	115,650,156	98.05%	2,305,535	1.95%
Derek W. Evans	117,812,359	99.88%	143,332	0.12%
Graham Farquharson	116,349,017	98.64%	1,606,674	1.36%
Dr. Catharine Farrow	117,810,749	99.88%	144,942	0.12%
Louis Gignac	116,353,379	98.64%	1,602,312	1.36%
Randall Oliphant	101,752,009	86.26%	16,203,682	13.74%
The Hon. David R. Peterson	113,381,858	96.12%	4,573,833	3.88%

The Company is also pleased to welcome Dr. Catharine Farrow to the Board of Directors.  Dr. Farrow is Chief Executive Officer and a director of TMAC Resources Inc. (a private gold exploration and mining company). In addition, Dr. Farrow is also a director of the Canadian Breast Cancer Foundation and the Prospectors and Developers Association of Canada. Dr. Farrow previously served as Chief Operating Officer of KGHM International Ltd. (formerly FNX Mining Company Inc.). Dr. Farrow is a member of the Association of Professional Geoscientists of Ontario and the Canadian Institute of Mining, Metallurgy & Petroleum, a fellow member of the Society of Economic Geologists and is an Adjunct Professor at Laurentian University. She holds a Doctorate in Earth Sciences from Carleton University, a Masters degree in Geology from Acadia University, and a Bachelor of Science degree in Geology from Mount Allison University.

“I am pleased to welcome Catharine Farrow to the Franco-Nevada team.  Her experience and expertise in the field of geology will provide a meaningful enhancement and will complement the existing strategic strength of our Board”, said Pierre Lassonde, Chair of the Board of Franco-Nevada.

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and stream company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies. Franco-Nevada has substantial cash, no debt and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges.  Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell	Sandip Rana
Director, Corporate Affairs	Chief Financial Officer
416-306-6328 info@franco-nevada.com	416-306-6303